Exhibit 21

Subsidiaries

State or Other Jurisdiction of Incorporation
Cooperative Bank	North Carolina
Lumina Mortgage Company (1)	North Carolina
CS&L Holdings, Inc. (1)	Virginia
CS&L Real Estate Trust, Inc. (2)	North Carolina
Cooperative Bankshares Capital Trust I	Delaware

(1)	Wholly owned subsidiary of Cooperative Bank
(2)	Majority owned subsidiary of C S & L Holdings, Inc.